Exhibit 99.1

Nano Dimension Updates Plans for Extraordinary General Meeting of Shareholders (“EGM”)

Considering the Expansion and Extension of Israel’s War Against Terrorism, The December 2023 EGM Has Been Cancelled

The Company Has Chosen to Focus Its Reduced Financial and Operational Personnel on Completing an Expected Strong Quarter Which Is Projected to Make 2023 the Best Year of the Company

Waltham, Mass., Oct. 31, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano”, or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced that, in light of the ongoing war between Israel and the Hamas terrorists (the “War”), its Board of Directors (the “Board”) has cancelled the extraordinary shareholders general meeting (“EGM”) that was originally scheduled to convene on December 13th, 2023. The Board will consider rescheduling options for the EGM when the impact of the War on Nano’s Israeli workforce subsides.

When the EGM was initially announced on October 18th, 2023, the expansive nature and depth of the War was not yet clear. While Nano continues to believe that its financial performance during fiscal 2023 and beyond will not be affected by the War, its staffing across critical corporate functions (not including sales and marketing) will be impacted as individuals within Nano’s workforce are called to join the War effort. The recruitment of reserve duty in Israel currently includes approximately 15% of Nano’s local workforce.

As previously announced, Nano Dimension remains confident in its outlook for fiscal 2023 and expects to deliver its strongest year yet in terms of organic growth. The Board and the Company’s management team continue to take actions against the backdrop of the War-driven constraints outlined above.

The impact on organizational capacity should be considered in the context of two ongoing developments this quarter, beyond the sales & marketing and customer support campaign:

First, and fortunately, Nano Dimension hopes to have a strong quarter in terms of revenue, translating to many instances of high value promises to its customers and significant demands on all support functions to fulfill them.

Second, as previously announced, this quarter Nano’s management is preparing for Q4/2023 and 2024 goals of “Right-Shaping–Profitability Focus”. This is a major corporate transition that will include the adoption of programs that consume the efforts of finance and operation personnel, in addition to closing the reporting of the third quarter of 2023 and the fiscal year 2023.

Yoav Stern, CEO of Nano Dimension, commented: “While we operate in 6 countries across the globe, support for our Israeli colleagues and execution of our strategic plan must take priority. Prioritizing our effort during this special circumstance means that the time-consuming preparation for a December 2023 EGM is not currently in the best interest of the Company and its shareholders. Nano is performing during the War – without compromising business results. With approximately 15% of our colleagues serving in uniform for Israel’s armed forces during this tragic war, we see no other way to fulfill our primary responsibility of delivering on customer promises as we continue our effort to drive record results, other than to focus exclusively on execution. Hence, the December EGM is cancelled.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the impact of the war on its financial performance and staffing, its outlook for fiscal 2023 and expectation to deliver its strongest year yet in terms of organic growth, its expectation of a strong quarter in terms of revenue, translating to many instances of high value promises to customers and significant demands on all support functions to fulfill them, Nano’s management preparation for Q4/2023 and 2024 goals of “Right-Shaping–Profitability Focus”, that the cancellation of the EGM is in the best interest of the Company, that the Board will consider rescheduling options for the EGM when the impact of the War on Nano’s Israeli workforce subsides, and focusing exclusively on execution in order to deliver on customer promises as the Company continues its effort to drive record results. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

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